Exhibit 99.1

Nano Labs CEO Mr. Kong Jianping Increases Shareholdings by 480,000 Shares, Reaffirming Confidence in Long-Term Growth

HONG KONG, August 26, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, announced that its Chairman and Chief Executive Officer, Mr. Jianping Kong, has acquired 480,000 class A ordinary shares through open market transactions using personal funds in August. This follows two previous share purchases by Mr. Kong in May and September 2024. These transactions were conducted in strict adherence to the Company’s internal trading policies and is in full compliance with all applicable laws and regulations.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “The Web3.0 and cryptocurrency industry are ever-evolving sectors. As the crypto industry continues to advance rapidly and profoundly, Nano Labs has entered into a new fast lane for long-term development. We remain vigilant in monitoring and continuously adjusting our strategies to align with the trend of crypto-asset strategic reserves, while prudently transforming for the future. I am highly confident in the Company’s long-term growth prospects and have strong faith in its continued development, supported by the dedicated efforts of our management team and employees across the Company. Our past achievements underscore this confidence, and I believe they will continue to be validated in the new market cycle of Web3.0 and cryptocurrency. When appropriate in the future, I may consider further increasing my shareholdings in the Company.”

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high-performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*   According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Investor Contact:

Nano Labs Ltd
Email: ir@nano.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com